Exhibit (a)(5)(I)

Banned on Wall Street, but Alright Overseas?—Crackdown on Wall Street Is Threatening to Leave An Uneven Playing Field

By Ann Davis
1,715 words
6 June 2003
 The Wall Street Journal
C1
English
(Copyright (c) 2003, Dow Jones & Company, Inc.)

        The regulatory crackdown on Wall Street threatens to create an uneven playing field between the firms that have signed on to the deal and those that haven't.

        That split is highlighted in a hostile takeover battle involving stock-market research by an analyst for Wachovia Securities about the acquisition target—a Wachovia banking client, Salix Pharmaceuticals Ltd. of Raleigh, N.C. Salix is resisting a $236 million bid, and the analyst, Michael Tong, has criticized the offer as inadequate and urged shareholders to reject it. Since Canadian drug maker Axcan Pharma Inc. launched its bid April 10, Mr. Tong has raised his target for Salix's share price, revenue and earnings, significantly above most other analysts.

        Wachovia Corp.'s securities unit, which is trying to break into the big leagues of investment banking, is earning $250,000 a month to advise Salix, a maker of gastrointestinal drugs, and will continue to pick up $100,000 monthly if the battle stretches past June, according to regulatory filings. Its "success" fee, if the deal goes through, rises with the price it gets for its client. Salix's shares have climbed steadily from their $5 trading range in February, but were down five cents to $11.59 at 4 p.m. yesterday in Nasdaq Stock Market trading. Axcan's current bid is $10.50 a share.

        The Charlotte, N.C., firm says its research practices are appropriate and legal. It isn't a party to the Wall Street settlement, in which 10 large firms agreed April 28 to pay $1.4 billion to settle allegations that Wall Street analysts were disingenuously bullish about the stocks of their firms' investment-banking clients. The new pact prohibits an analyst from touting a deal at the suggestion or request of an investment banker.

        However, publishing research on a mergers-and-acquisitions client involved in a continuing deal isn't explicitly forbidden by the pact, and this is hardly the first instance in which it has occurred. Still, even before the regulatory pact, several big firms, such as Morgan Stanley, barred their analysts from covering clients during contested acquisitions.

        Given the settlement's focus on restoring analyst independence, several Wall Street legal officials and outside observers say reports that promote a firm's investment-banking interests, rather than simply laying out details of a pending client deal, push the edges of what they would allow. "For a security analyst to act as a 'tout' for the side that the investment bank is representing would be totally unacceptable," says Samuel Hayes, professor of investment banking at Harvard Business School. Even if the banker or the firm's client hasn't influenced the analyst's views, "the perceptions are almost as important as the actuality," he argues.

        The takeover battle is also stirring debate about whether the settlement, for all its pomp, has an arguably narrow scope. The pact bans analysts from cheerleading for capital-raising deals, like initial public offerings of stock. For example, analysts can no longer go on roadshows. But what about cheerleading for other kinds of deals that win investment banks lucrative fees, such as mergers and acquisitions? What about new ways Wall Street is devising for clients to raise money or grow? Regulators privately concede the settlement provides little guidance on other scenarios.

        Mr. Tong declines, through Wachovia, to comment. Wachovia, for its part, says: "We have policies and procedures in place which are designed to protect the integrity and independence of our research. We are confident that these procedures functioned and are functioning appropriately with regard to this transaction." Jim Pierpoint, a spokesman for the firm, also points out that Mr. Tong attributes his rosier outlook to Salix's own improved projections, and says that the analyst's views aren't "inconsistent with the way other analysts covering the companies were characterizing the bid." He adds: "Michael's recommendation not to take the offer was clearly focused on what he believed was in the best interest of shareholders and investors."

        Salix, meanwhile, emphasizes that Mr. Tong hasn't participated in any meetings with management and its bankers. Had such meetings occurred, that would qualify as "bringing the analyst over the wall," giving the analyst access to nonpublic information that would require a temporary halt in coverage.

        Yet David Mims, Axcan's chief operating offer, says: "It causes me to question: Does the target price and the issuance of the reports have more to do with their desire to please the Salix management and board, or does it have more to do with the fundamentals of the company? I don't think it has to do with the fundamentals."

        In contrast to Wachovia, the adviser to the would-be acquirer—J.P. Morgan Chase & Co.—suspended its research coverage of Axcan after it was hired to handle the offer in March. (It didn't previously cover Salix.) It also hasn't allowed its analyst to talk about the deal on calls with internal salespeople. The bank is one of the 10 firms in the regulatory settlement.

        Regulators stress that the pact should have put all of Wall Street on notice, though the scope of it and the extent to which rules should apply industrywide is still under debate. "The major securities regulators have articulated what appropriate conduct means in this area. So institutions, even if they're not signatories to the deal, should be building structures that abide by the pact," says New York Attorney General Elliot Spitzer, speaking generally.

        Just Wednesday, Salix cited Mr. Tong's positive reports as "Independent Research Analysts' Comments" in a presentation on the tender offer to proxy-advisory firm Institutional Shareholder Services. Wachovia isn't identified in the slideshow filed with the Securities and Exchange Commission as Salix's financial adviser; however, Salix has repeatedly announced Wachovia's involvement before, and the company says institutional shareholders are well aware of it.

        Mr. Tong spent 10 years as a drug-industry scientist and five years as a Salomon Smith Barney research analyst before joining First Union Securities in 2000, which later merged with Wachovia. He initiated coverage of Salix two years ago with a "strong buy." With the shares at $20.25, he set a $26 target price.

        Since then, Mr. Tong and other analysts lowered expectations as the stock slid, due in part to uncertainty over when regulators would sign off on a new drug, Rifaximin, though Mr. Tong remained positive about sales potential for an approved one, Colazal.

        In March 2002, Wachovia was selected as an underwriter for a secondary offering of Salix stock, which raised more than $50 million and generated fees for Wachovia. Ernie Knewitz, a spokesman for Salix, says Wachovia's Charlotte-based bankers got the business because "Salix has had a longstanding relationship with Wachovia." Mr. Tong works in New York.

        By early this year, the stock traded at $5 to $6, the company had posted a $24.7 million net loss for 2002, and Mr. Tong's target price for the shares stood at $7 to $8. Then, on April 10, when Axcan bid $8.75 in cash, Mr. Tong wrote, "We believe the offer is inadequate." He argued that the $8.75 price appeared to compensate Salix only for its existing drug revenues and its cash reserves, and ignored the value of its drugs in development and its 60-person sales force. He moved his target price to $10 to $12.

        His peers at UBS Warburg and Thomas Weisel Partners agreed the offer was unlikely to be accepted. But they were more circumspect. The analyst for UBS, which has done investment-banking work for Salix in the past, said the deal made sense but Axcan was "bargain shopping"; he called Salix stock "fully valued" at its April 14 close of $10.19.

        Soon thereafter, Salix hired Wachovia to be advisers. Salix cites its relationship with Wachovia bankers, not Mr. Tong, as the reason.

        On May 14, Salix held an earnings conference call with analysts. It raised its 2003 revenue estimates for drug Colazal to $53 million from $50 million, and said it expected U.S. sales of Rifaximin, still awaiting final approval, to "exceed $550 million" within five years—a near blockbuster. Axcan has told investors that the estimate is high, given the drug has reached only $28 million in annual sales after 15 years in Italy, with a market about half the U.S.'s size.

        On May 20, Axcan raised its bid to $10.50 a share. In a report that day, "Axcan Raises Hostile Bid, Still Not Enough?" Mr. Tong moved the target price to $16 to $18. Thomas Weisel Partners, which served as an underwriter for Salix last year, set a target of $13. And a few days earlier UBS had slightly lowered its earnings estimates for 2003 and 2004 and set its target price at $13.

        On May 27, Salix directors unanimously rejected the bid, citing Wachovia's "oral opinion" that the bid was "inadequate," according to a news release. Two days later, the board sent shareholders a letter urging them to reject the deal at the June 19 annual meeting, pointing out that the stock was then trading at $11.70. "This is a blatant attempt to acquire your Company on the cheap," the letter said. The company says its stock price is "artificially and temporarily depressed" due to market conditions and a downturn in specialty pharmaceuticals.

        Even some Salix shareholders see Mr. Tong's outlook as overly rosy. Jeffrey S. Cardon, a portfolio manager at Wasatch Advisors, which holds a large position in Salix stock, says Mr. Tong's economic model of the company's future earnings is "more aggressive than we are, but I don't know that that's evidence that they're being dishonest in their analysis." While he sees Axcan's initial bid as "very low, no question about that," he calls the $10.50 bid "right at that level where you can go either way."

        (See related article: "Analysts Still Pitch Deals In Some Non-U.S. Settings; Waxing Bullish on Tussauds"—WSJ June 6, 2003)